SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7 )

                               Z-SEVEN FUND, INC.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                   988789-10-3
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                                 (CUSIP NUMBER)

                                  BARRY ZISKIN
                        1819 SOUTH DOBSON ROAD, SUITE 207
                            MESA, ARIZONA 85202-5656
                                (480) 897 - 6214
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 30, 2005
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988789-10-3
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1. Names of Reporting Persons.  IRS Identification Nos. of above persons
   (entities only).

   Barry Ziskin
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2. Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [X]

                                                                       (b)  [ ]
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3. SEC Use Only
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4. Source of Funds (See Instructions)
   PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)   [ ]
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6. Citizenship or Place of Organization
   United States of America
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Number of         7. Sole Voting Power
Shares               553,923.66 (See Item 5)
Beneficially       ------------------------------------------------------------
Owned by
Each              8. Shared Voting Power
Reporting
Person With        ------------------------------------------------------------

                  9. Sole Dispositive Power
                     553,923.66 (See Item 5)
                     ----------------------------------------------------------

                 10. Shared Dispositive Power

                     ----------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    553,923.66 (See Item 5)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) [ ]
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13. Percent of Class Represented by amount in Row (11)
    29.98%
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14. Type of Reporting Person (See Instructions)
    IN
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


CUSIP No. 988789-10-3
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1. Names of Reporting Persons.  IRS Identification Nos. of above persons
   (entities only).
   TOP Fund Management, Inc.
   11-2655775
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2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]

                                                                       (b) [ ]
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3. SEC Use Only
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4. Source of Funds (See Instructions)
   WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e) [ ]
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6. Citizenship or Place of Organization
   New York
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Number of         7. Sole Voting Power
Shares               187,094 (See Item 5)
Beneficially       ------------------------------------------------------------
Owned by
Each              8. Shared Voting Power
Reporting
Person With        ------------------------------------------------------------

                  9. Sole Dispositive Power
                     187,094 (See Item 5)
                     ----------------------------------------------------------

                 10. Shared Dispositive Power

                     ----------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    187,094 (See Item 5)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) [ ]
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13. Percent of Class Represented by amount in Row (11)
    10.13%
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14. Type of Reporting Person (See Instructions)
    IA
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


CUSIP No. 988789-10-3
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1. Names of Reporting Persons.  IRS Identification Nos. of above persons
   (entities only).
   Ziskin Asset Management Profit Sharing Plan
   86-0672130
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2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]

                                                                       (b) [ ]
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3. SEC Use Only
   ----------------------------------------------------------------------------

4. Source of Funds (See Instructions)
   WC
   ----------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
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6. Citizenship or Place of Organization
   New York
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Number of         7. Sole Voting Power
Shares               111,313.66 (See Item 5)
Beneficially         ----------------------------------------------------------
Owned by
Each              8. Shared Voting Power
Reporting
Person With          ----------------------------------------------------------

                  9. Sole Dispositive Power
                     111,313.66 (See Item 5)
                     ----------------------------------------------------------

                 10. Shared Dispositive Power

                     ----------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    111,313.66 (See Item 5)
    ---------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
    ---------------------------------------------------------------------------

13. Percent of Class Represented by amount in Row (11)
    6.02%
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14. Type of Reporting Person (See Instructions)
    EP
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


CUSIP No. 988789-10-3
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1. Names of Reporting Persons.  IRS Identification Nos. of above persons
   (entities only).
   Ziskin Asset Management, Inc.
   13-2835479
   ----------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]

                                                                       (b) [ ]
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3. SEC Use Only
   ----------------------------------------------------------------------------

4. Source of Funds (See Instructions)
   WC
   ----------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
   ----------------------------------------------------------------------------

6. Citizenship or Place of Organization
   New York
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Number of         7. Sole Voting Power
Shares               249,149 (See Item 5)
Beneficially         ----------------------------------------------------------
Owned by
Each              8. Shared Voting Power
Reporting
Person With          ----------------------------------------------------------

                  9. Sole Dispositive Power
                     249,149 (See Item 5)
                     ----------------------------------------------------------

                 10. Shared Dispositive Power

                     ----------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    249,149 (See Item 5)
    ---------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
    ---------------------------------------------------------------------------

13. Percent of Class Represented by amount in Row (11)
    13.49%
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14. Type of Reporting Person (See Instructions)
     IA
    ---------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The class of equity security to which this statement (the "Statement") relates is the Common Shares, $1.00 par value per share (the "Common Stock"), of Z-Seven Fund, Inc. (the "Issuer"), a Maryland corporation, with principal executive offices located at 1819 South Dobson Road, Suite 207, Mesa, Arizona 85202.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Statement is a group filing filed by Barry Ziskin, TOP Fund Management, Inc. ("TOP Fund"), Ziskin Asset Management Profit-Sharing Plan ("ZAM Profit Sharing Plan"), and Ziskin Asset Management, Inc., f/k/a The Opportunity Prospector, Inc. ("ZAM") (collectively the "Reporting Persons"). This Statement was originally filed on September 3, 1985 for August 1985 and has been amended on February 28, 1986, November 30, 1986, December 31, 1988, September 21, 1998, November 13, 2000 and March 5, 2002. This Statement has been amended and restated to reflect certain changes in the percentage of ownership of the shares of the Common Stock of the Issuer by the members of the group. Members of the group have owned more than five percent (5%) of the outstanding shares of the Common Stock since January 5, 1984.

(b) The address of each of the Reporting Persons is 1819 S. Dobson Road, Suite 207, Mesa, Arizona 85202.

(c) Barry Ziskin is the founder of the Issuer and currently serves as a director, the President and Treasurer and Chief Compliance Officer of the Issuer. Mr. Ziskin is the sole shareholder, President and Treasurer of TOP Fund and ZAM and the Trustee of ZAM Profit Sharing Plan. TOP Fund, a corporation organized under the laws of New York, is a registered investment adviser that manages the investment portfolio of the Issuer. TOP Fund is the original and current investment adviser to the Issuer. ZAM, a corporation organized under the laws of New York, is a registered investment adviser and is an affiliate of TOP Fund. Mr. Ziskin is the Chief Compliance Officer of TOP Fund and ZAM. ZAM Profit Sharing Plan is a profit sharing plan established for the benefit of the employees of ZAM.

(d) None of the Reporting Persons, nor any of their officers or managing directors, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.

(e) None of the Reporting Persons, nor any of their officers or managing directors, have been party to any civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years which has resulted in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship: United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Prior to the two-for-one stock split of the Common Stock on December 31, 1997, (the "Stock Split"), the members of the group purchased Common Stock on the open market using personal funds or working capital. Following the Stock Split, Mr. Ziskin has purchased Common Stock on the open market on behalf of his daughter and son using personal funds. No member of the group purchased any Common Stock below with borrowed funds.

         TOP Fund purchased Common Stock through the use of working capital.

         ZAM Profit Sharing Plan purchased Common Stock through the use of working capital. Following the Stock Split, ZAM Profit Sharing Plan acquired 1,000 shares through purchases on the open market.

         ZAM purchased Common Stock through the use of working capital on the open market. ZAM did not borrow funds in order to obtain shares of Common Stock. Following the Stock Split, ZAM transferred 23,600 shares of Common Stock to the Issuer.


ITEM 4.  PURPOSE OF THE TRANSACTION

         The shares of Common Stock acquired by members of the group were purchased in the open market, or in private transactions between members of the group, for investment only. Specifically, the reporting persons do not have any plan or proposals that relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 in Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Barry Ziskin beneficially owns 553,923.66 shares of Common Stock, representing 29.98% of the outstanding Common Stock, including 3,186 shares held for his daughter, 1,520 shares held for his son, 187,094 shares owned by TOP Fund, 111,313.66 shares owned by ZAM Profit Sharing Plan, and 249,149 shares owned by ZAM.

         TOP Fund owns 187,094 shares of Common Stock, representing 10.13% of the outstanding Common Stock.

         ZAM Profit Sharing Plan owns 111,313.66 shares of Common Stock, representing 6.02% of the outstanding Common Stock.

         ZAM beneficially owns 249,149 shares of Common Stock, representing 13.49% of the outstanding Common Stock.

         (b) Barry Ziskin has the sole power to vote all 553,923.66 shares that he beneficially owns. As described in Item 6 below, the voting of these shares is subject to an agreement between ZAM and the Issuer.

         TOP Fund has the sole power to vote all 187,094 shares that it owns. Mr. Ziskin, as President and the sole shareholder of TOP Fund, has the ability to direct the vote of these shares.

         ZAM Profit Sharing Plan has the sole power to vote all 111,313.66 shares that it owns. Mr. Ziskin, as sole trustee of ZAM Profit Sharing Plan, has the ability to direct the vote of these shares. As described in Item 6 below, the voting of these shares is subject to an agreement between ZAM and the Issuer.

         ZAM has the sole power to vote all 249,149 shares that it beneficially owns. Mr. Ziskin, as President and sole shareholder of ZAM has the ability to direct the vote of these shares. As described in Item 6 below, the voting of these shares is subject to an agreement between ZAM and the Issuer.

         (c) Since the most recent amendment to Schedule 13D, Mr. Ziskin has gifted 1,200 shares on June 24, 2002, 2,450 shares on August 18, 2003, 400 shares on September 26, 2003 and 200 shares on October 5, 2004 as personal gifts to individuals. The closing prices of the stock on those dates were $4.35, $4.02, $3.84 and $4.10, respectively. In addition, Mr. Ziskin gifted 2,764 shares to Save the Children on October 17, 2003. The closing price of the stock on that date was $4.02.

         Since the most recent amendment to Schedule 13D, TOP Fund purchased 93,894 shares from ZAM to clear an intercompany receivable on December 27, 2002.
 The closing price of the stock on that date was $3.55.

         Since the most recent amendment to Schedule 13D, ZAM Profit Sharing Plan has not effected any transactions in the Common Stock.

         Since the most recent amendment to Schedule 13D, ZAM sold 93,894 shares of Common Stock to TOP to clear an intercompany payable to TOP Fund on December 27, 2002. The closing price of the stock on that date was $3.55. On June 30, 2005 ZAM transferred 24,959 shares to the Issuer without any payment for the shares. The closing price of the stock on that date was $4.65.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Under an agreement dated December 29, 1983, between the Issuer and ZAM, ZAM must vote all shares of the Common Stock that it owns directly or indirectly on each matter presented to the shareholders for their vote, in the same proportion for and against such matters as all outstanding shares owned by other shareholders of the Issuer are voted on such matters.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 5, 2005


                                    By: /s/ Barry Ziskin
                                            -----------------------------------
                                            Barry Ziskin


                                    TOP Fund Management, Inc.


                                    By: /s/ Barry Ziskin
                                            -----------------------------------
                                            Barry Ziskin
                                            President


                                    Ziskin Asset Management Profit Sharing Plan


                                    By: /s/ Barry Ziskin
                                            -----------------------------------
                                            Barry Ziskin
                                            Trustee


                                    Ziskin Asset Management, Inc.


                                    By: /s/ Barry Ziskin
                                            -----------------------------------
                                            Barry Ziskin
                                            President